EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Year Ended December 31,					Twelve Months Ended
	2000	2001	2002	2003	2004	9/30/05
FIXED CHARGES
Interest on Long-term Debt	$608	$599	$642	$735	$673	$625
Interest on Short-term Debt	258	143	62	23	17	15
Miscellaneous Interest Charges	161	133	103	80	113	102
Estimated Interest Element in Lease Rentals	241	242	255	232	215	215
Preferred Stock Dividends	32	15	18	15	9	10

Total Fixed Charges	$1,300	$1,132	$1,080	$1,085	$1,027	$967

EARNINGS
Income Before Income Taxes	$779	$1,513	$800	$880	$1,699	$1,811
Plus Fixed Charges (as above)	1,300	1,132	1,080	1,085	1,027	967
Less Undistributed Earnings in Equity Investments	46	28	12	10	18	13

Total Earnings	$2,033	$2,617	$1,868	$1,955	$2,708	$2,765

Ratio of Earnings to Fixed Charges	1.56	2.31	1.72	1.80	2.63	2.85